Exhibit 99.3

ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF PENN WEST PETROLEUM LTD.

NOTICE AND ACCESS NOTIFICATION

You are receiving this notification as Penn West Petroleum Ltd. (the “Corporation”) has decided to use the notice and access provisions under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer for delivery of meeting materials to beneficial holders of its common shares (“Beneficial Shareholders”) in connection with the annual and special meeting of shareholders of the Corporation to be held on Thursday, June 23, 2016 (the “Meeting”). Under “notice and access”, Beneficial Shareholders receive a proxy or voting instruction form enabling them to vote on the matters to be considered at the Meeting; however, instead of a paper copy of the notice of Meeting and the Corporation’s Management Proxy Circular in respect thereof (the “Circular” and together with the notice of Meeting, the “Meeting Materials”), Beneficial Shareholders receive this notification with information on how they may access the Meeting Materials electronically. The use of this alternative method of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION:

WHEN:	Thursday, June 23, 2016, at 10:00 a.m. (Mountain Daylight Time)
WHERE:	Marriott Downtown Hotel
110 – 9th Avenue SE
Calgary, Alberta

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

Appointment of Auditor: Shareholders will be asked to appoint Ernst & Young LLP as the Corporation’s auditor, at a remuneration to be fixed by the directors of the Corporation. Information respecting the appointment of the auditors may be found under the heading “Matters To Be Acted Upon At The Meeting - Appointment of Auditor” in the Circular.

Election of Directors: Shareholders will be asked to elect eight directors for the ensuing year. Information respecting the election of directors may be found under the heading “Matters To Be Acted Upon At Meeting – Election of Directors of Penn West” in the Circular.

Approval of Unallocated Options: Shareholders will be asked to consider and, if deemed advisable, to approve a resolution approving the unallocated options pursuant to the stock option plan and the requirements of the Toronto Stock Exchange Company Manual, which is more fully described under the heading “Matters To Be Acted Upon At The Meeting – Approval of Unallocated Options Pursuant to the Stock Option Plan” in the Circular.

Executive Compensation: Shareholders will be asked to hold a non-binding vote on the Corporation’s approach to executive compensation, which is more fully described under the heading “Matters To Be Acted Upon At The Meeting – Non-Binding Advisory Vote on Approach to Executive Compensation” in the Circular.

Other Business: Shareholders may be asked to consider other items of business than may be properly brought before the Meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE CIRCULAR PRIOR TO VOTING AS THE CIRCULAR HAS BEEN PREPARED TO HELP YOU MAKE AN INFORMED DECISION.

The Meeting Materials can be viewed online through the Corporation’s profile on www.sedar.com or at the following internet address:

www.meetingdocuments.com/cst/pwt.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial Shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR by:

•	Calling 1-888-433-6443 (toll free)

•	Sending an email to: Fulfillment@canstockta.com

•	Following the instructions at: www.meetingdocuments.com/cst/pwt

We estimate that your request for Meeting Materials will need to be received on or before June 9, 2016 in order for you to receive your paper copies in advance of the deadline for submission of voting instruction forms in respect of the Meeting and by June 16, 2016 in order for you to receive your paper copies prior to the date of the Meeting.

STRATIFICATION

Paper copies of the Meeting Materials will only be provided to Beneficial Shareholders who: (i) have previously requested paper copies of the Meeting Materials; and (ii) have requested they receive paper materials in accordance with the above.

VOTING

Participants in the Corporation’s Employee Savings Plan are asked to return their voting instruction form to CST Trust Company using one of the following methods by the proxy deposit date noted on your voting instruction form:

INTERNET:	www.cstvotemyproxy.com
TELEPHONE:	1-888-489-5760
FACSIMILE:	1-866-781-3111 (North America)
1-416-368-2502 (outside North America)
MAIL:	CST Trust Company
P.O. Box 721
Agincourt, Ontario M1S 0A1

Beneficial Shareholders (other than participants in the Corporation’s Employee Savings Plan) are asked to register their vote using their enclosed voting instruction form by one of the following methods at least one (1) business day in advance of the proxy deposit date set out in the voting instruction form:

INTERNET:	www.proxyvote.com
TELEPHONE:	1-800-474-7493 (English) or 1-800-474-7501 (French)
FACSIMILE:	1-905-507-7793
MAIL:	Data Processing Centre
P.O. Box 2800, STN LCD Malton
Mississauga, Ontario L5T 2T7

Beneficial Shareholders with questions or wish to obtain further information about notice and access can call CST Trust Company toll free at 1-888-433-6443.

PLEASE NOTE: You cannot use this notice to vote. If you request a paper copy of the Meeting Materials, you will not receive a new voting instruction form, so you should retain the voting instruction form accompanying this notice in order to vote.